S 18001468

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC Mail Processing Section FEB 28 2018 Washington DC 415

yw

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilmington Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Old Country Road, Suite 200
(No. and Street)

Garden City	New York	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Mikes 516-750-6212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th Street	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.G.

OATH OR AFFIRMATION

I, John Mikes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilmington Capital Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sworn 2/27/18

DEBORAH M. HOFFMAN
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HO6061017
Qualified in ~~Suffolk County~~ Nassau County
Commission Expires July 9, 2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILMINGTON CAPITAL SECURITIES, LLC.

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

SEC FILE # 8-67149

DECEMBER 31, 2017

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

Pages

Adeptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Wilmington Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wilmington Capital Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wilmington Capital Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Wilmington Capital Securities, LLC's management. Our responsibility is to express an opinion on Wilmington Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wilmington Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Adeptus Partners, LLC

We have served as Wilmington Capital Securities, LLC's auditor since 2017.

New York, New York
February 23, 2018

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS	
Current assets:	
Cash and cash equivalents	$ 803,846
Deposit with clearing brokers	900,000
Securities owned - at fair value	4,097,561
Other receivables	10,136
Prepaid expenses	52,458
Total current assets	5,864,001
Other assets:	
Non-marketable securities, at market value	67,097
Security deposit	13,251
Total other assets	80,348
Total assets	$ 5,944,349
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Current liabilities:	
Accounts payable	40,397
Accrued expenses	289,546
Due to clearing broker	3,587,399
Total liabilities	3,917,342
Member's Equity	2,027,007
Total liabilities and member's equity	$ 5,944,349

The accompanying notes are an integral part of this financial statement.

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

1. Organization and Significant Accounting Policies:

Organization:

Wilmington Capital Securities, LLC (A Limited Liability Company) (the Company), was organized under the laws of the State of New York in 2004 as GHS Capital Management, LLC and was registered as a broker-dealer in June 2005 under the Securities Exchange Act of 1934, as amended. The Company is approved to sell corporate equity securities, corporate debt securities, U.S. government securities, municipal securities, mutual funds, variable annuities, put and call options and private placements of securities to public customers.

Concentration of Risk:

As of December 31, 2017, the Citibank bank statement indicated a balance of $804,456. Of this amount, $204,321 is held in a non-interest bearing account. All funds in a non-interest bearing transaction account are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2010 through December 31, 2017 up to $250,000.

Balances held at the clearing broker are insured by the Securities Investor Protection Corporation subject to certain limitations.

Security Transactions and Revenue Recognition:

For transparency, matching and convenience, the Company chooses to recognize trading revenue and record transactions on a settlement date basis with related commission income and expenses recorded on a settlement date basis. Generally Accepted Accounting Principles (GAAP) requires revenue to be recorded on a trade date basis. As the company's clearing firm prepares all reports on a settlement date basis, for transparency, matching and lastly convenience the Company chooses to recognize revenue on that basis as well. For the year ending December 31, 2017 the difference in the amount of revenue the Company would have recorded if transactions were recorded on the trade date as opposed to the settlement date is insignificant and not material. The Company feels that settlement date approximates trade date recognition of revenue.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

1. Significant Accounting Policies: (continued)

Leases:

In March 2007, the Company entered into a lease agreement with Shelvin Plaza Associates, LLC, which was amended December 2011. This lease was amended on December 2017 to extend the lease period through February 29, 2020. The monthly rent payments will be $6,351.46 through February 2018, $6,542.00 through February 2019, and $6,738.26 through February 2020. Future minimum lease payments are as follows:

Year Ended December 31,	
2018	$ 78,123
2019	$ 80,437
2020	$ 13,477

Fair Value Measurements of Securities:

The following are the major categories of assets measured at fair value on a recurring basis at December 31, 2017, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

		Fair Value Measurement at December 31, 2017, using:		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Non-marketable securities, at fair value	$ 67,097	$ -	$ -	$ 67,097
Securities owned, at market value	$ 4,097,561	$ -	$ 4,097,561	$ -
Totals	$ 4,164,658	$ -	$ 4,164,658	$ 67,097

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

2. Clearing Deposit:

The company is required to maintain a security deposit of $890,000 with RBC Correspondent Services and $10,000 with Interactive Brokers. The company was in compliance at December 31, 2017.

3. Net Capital Requirements:

Wilmington Capital Securities, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, Wilmington Capital Securities, LLC (A Limited Liability Company) had net capital of $1,593,093 after adjustments for non-allowable assets, which was $1,493,093 in excess of its required net capital. Wilmington Capital Securities, LLC (A Limited Liability Company)'s net capital ratio was 0.2071 to 1.

4. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.

5. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis. The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

6. Non-marketable securities, at market value:

The investment in non-marketable securities represents warrants received by the company earned in various private placements deals that the company was involved in. These warrants were valued at the time of issue less certain discounts and adjusted to their market value at December 31, 2017. The discounts varied depending upon the level of restrictions and holding periods of each warrant. The value of the warrants at the time of issue was recorded as underwriting income in the financial statements.

7. Subsequent events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 23, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.